UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

JANUARY 10, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

BioSante Pharmaceuticals, Inc.,

File No. 333-185391 - CF# 29152

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BioSante Pharmaceuticals, Inc., submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on December 11, 2012.

Based on representations by BioSante Pharmaceuticals, Inc., that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.55	through December 11, 2015
Exhibit 10.56	through November 1, 2013
Exhibit 10.57	through December 11, 2015
Exhibit 10.58	through June 10, 2013
Exhibit 10.59	through May 1, 2013
Exhibit 10.60	through February 5, 2019
Exhibit 10.61	through March 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel